UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No.  416: In the City of Buenos Aires, on July 28, 2017, at 10:00 a.m., the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, Maximiliano Fernández, Carlos Lorenzetti and Mariano García Mithieux, held a meeting at the head office at Av. del Libertador 6363. Mr. Daniel Abelovich, Mr. Damián Burgio and Mr. Carlos Vidal attended the meeting, representing the Supervisory Committee. Alternate Directors Ignacio Álvarez Pizzo, Gerardo Paz, Daniel Flaks and Mariano Batistella also attended the meeting and joined the discussion as well as Mr. Leandro Montero, Director of Finance and Control of the Company. The meeting was chaired by the Chairman, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda duly informed: […] Thereafter, the FIFTH ITEM of the Agenda was submitted to consideration: 5°) Consideration of Call to Special Ordinary Class B and C Shareholders’ Meeting. The Chairman took the floor again and stated that, as timely announced to the market, on July 27, 2017, Mr. Fernando Bearzi tendered his resignation as Regular Director for classes B and C, who was appointed to act in such capacity by the Ordinary and Extraordinary General Meeting held on April 18, 2017. The Chairman further stated that such corporate body was empowered to consider and accept the resignation, and thus he moved to accept it, based on the fact that it did not affect regular performance of the Board of Directors nor was it malicious or untimely. Thereafter, Mr. Ignacio Álvarez Pizzo took the floor and moved to call a Special Ordinary Class B and C Shareholders´ Meeting to consider appointment of one (1) regular director to replace resigning director, Mr. Fernando Bearzi, until the termination of the term of office, i.e., until the Shareholders´ Meeting to be held to consider Financial Statements as of December 31, 2017. Upon submitting both motions to consideration, the Board of Directors unanimously RESOLVED TO (i) accept Mr. Fernando Bearzi´s resignation;  (ii) call a Special Ordinary Class B and C Shareholders´ Meeting to be held on September 20, 2017, at 11:00 a.m. on first call and at 12:00 am on second call; (iii) delegate upon the Board of Directors’ Secretary any proceedings required to publish the notice of call in the Official Gazette and in a widely circulated newspaper, as well as any other required communication; and (iv) approve the call as follows:

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(EDENOR S.A.)

CALL TO

SPECIAL ORDINARY CLASSES B AND C SHAREHOLDERS’ MEETING

Classes B and C Shareholders of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) are called to the Special Ordinary Shareholders’ Meeting to be held on September 20, 2017 at 11:00 am. on first call and at 12:00 am on second call, at Avenida del Libertador 6363, ground floor, City of Buenos Aires, in order to consider the following Agenda: 1) Appointment of two shareholders to approve and sign the minutes. 2) Appointment of one (1) regular director for Classes B and C jointly, to act in such capacity until the Shareholders´ Meeting to be held to consider the Company´s Financial Statements as of December 31, 2017. 3) Granting of authorizations to carry out any proceedings and filings required to obtain relevant registrations.-

NOTE 1: All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at the corporate office located at Avda. del Libertador 6363, 12 floor, City of Buenos Aires (Management of Legal Affairs), by and including September 14, 2017, from 10:00 AM to 01:00 PM and from 02:00 PM to 05:00 PM.-

NOTE 2: In accordance with the provisions of General Resolution No. 465/2004 of the Argentine Securities and Exchange Commission, at the time of the registration to attend the Meeting, the following information of the shareholder shall be provided: full name in the case of individuals or corporate name in the case of legal entities, type and number of Identity Document in the case of individuals or incorporation registration data in the case of legal entities with express identification of the Registry where legal entity is registered and its jurisdiction; domicile -specifying its type. Same information shall be provided by the attendee in his/her capacity as the shareholder’s representative.-

NOTE 3: Shareholders shall appear at least 15 minutes in advance to the time scheduled for the Meeting, to furnish the relevant powers of attorney and to sign the Meeting Attendance Registry.-

[…]There being no further issues to transact, the meeting was adjourned at 12:15 pm by the Chairman.

Undersigning attendees: Ricardo Torres, Maximiliano Fernández, Carlos Lorenzetti, Mariano García Mithieux, Ignacio Álvarez Pizzo, Leandro Montero, Gerardo Paz, Daniel Flaks, Mariano Batistella, Daniel Abelovich, Damián Burgio and Carlos Vidal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 7, 2017